April 8, 2005

Mr. Paul Cline

Senior Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 0408

Washington, D.C. 20549

Re:	BankUnited Financial Corporation
Form 10-K for the Year Ended September 30, 2004
Forms 10-Q for the fiscal year 2005
File Number 001-13921

Dear Mr. Cline:

This letter responds to the comments contained in your comment letter (the “Comment Letter”) dated March 25, 2005. Where the Staff has requested, BankUnited Financial Corporation (“BankUnited”) has included the draft disclosures, which we intend to include in future filings on Forms 10-K and 10-Q, if such disclosures are acceptable to the Staff. The following responses repeat your comments in bold and are in the same order as the comments in your letter.

Form 10-K

Management’s Discussion and Analysis

General

1.	Please revise throughout the document to clarify the nature of the activity that you currently refer to as securitizations. It appears that you merely sell whole loans and that the purchaser sells the loans into securitization trusts. If that is the case, than the purchaser of your loans is the transferor under SFAS 140 and is the party that securitizes the loans. It appears that you choose to receive MBS’s in exchange for the loans instead of cash. Also, if you are not the transferor to the securitization trusts under SFAS 140, the MBS’s are merely SFAS 115 securities and not retained interests as you currently refer to them.

Currently, BankUnited participates in government agency programs under which BankUnited delivers agency conforming loans to the Federal National Mortgage Association (“FNMA”) or to the Federal Home Loan Mortgage Corporation (“FHLMC”) and receives either a FNMA or FHLMC security backed by the loans delivered. The security is guaranteed as to payment of principal and interest by the agency involved. BankUnited may retain the security or sell it to investors. BankUnited will revise discussions throughout documents it files with the SEC in future filings to clarify the nature of this activity, including a more complete description of the structure, business purpose, and accounting for these transactions.

2.	Please revise your discussion of non-interest income to clarify how the recognition of mortgage servicing rights resulted in gains in each of the periods presented.

In future filings on Form 10-K and Form 10-Q, BankUnited will expand the discussion contained in the Non-Interest Income section of the Comparison of Operating Results to clarify the events, including the timing thereof, giving rise to the recognition of gains related to mortgage servicing rights.

Liquidity and Capital Resources (page 21)

3.	Please revise your liquidity discussion to include the following:

•	Disclose the amount of FHLB borrowings obtained through the convertible advances program and the “knockout” advance program so investors will know how much of your debt is potentially callable.

•	Disclose the agreed upon threshold rate at which the “knockout” advances become callable.

In future filings on Form 10-K, BankUnited will include a discussion in the Liquidity section regarding the amount of FHLB borrowings obtained through the convertible advances program, which includes the “knockout” advance program, and disclose the agreed upon threshold rate at which the “knockout” advances become callable. Disclosure in the Borrowings section of MD&A of BankUnited’s Form 10-K for the year ended September 30, 2004 provided a limited discussion of these programs, which will be expanded in future filings.

Net Interest Income (page 31)

4.	Please exclude loans held for sale in all Industry Guide 3 disclosures, which are intended to reflect portfolio loans. Also, please include the fixed and variable interest rate information required by Item III.B of Industry Guide 3.

BankUnited will exclude loans held for sale in all of its Industry Guide 3 disclosures contained in future filings on Forms 10-K and 10-Q, and will include the fixed and variable interest rate information required by Item III.B of Industry Guide 3 in future filings on Form 10-K.

Consolidated Financial Statements

General

5.	Please revise to include the disclosure requirements of paragraph 17(e) for your servicing assets. Supplementally provide us with drafts of your proposed changes.

BankUnited will include the disclosure requirements of paragraph 17(e) of SFAS No. 140 in a new note titled Mortgage Servicing Rights in the notes to consolidated financial statements of its future filings on Form 10-K. See Appendix A for a draft of the proposed disclosure.

Form 10-Q

6.	Please supplementally tell us, and revise to provide similar disclosures, how the acceleration of the vesting period for the options granted to the CEO and COO did not meet the criteria for variable accounting under FIN 44.

The acceleration of the vesting period for the options granted to the CEO and COO met the criteria for variable accounting under FIN 44. However, the exercise prices of both options were based on the fair market value of BankUnited’s Class A Common Stock on the date of grant, which was $29.15. On the date of acceleration the price of BankUnited’s Class A Common Stock closed at $29.04. Because the vesting of these options was accelerated at a time when the exercise price was higher than the market price of the underlying stock, the acceleration did not result in a charge to earnings for compensation expense. BankUnited will include disclosures to that effect in future filings on Forms 10-Q and 10-K for periods during which similar events take place.

If you have any questions or comments as to the foregoing, please contact the undersigned.

Sincerely,

/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and Chief Financial Officer

Appendix A

(X) Mortgage Servicing Rights

During the fiscal years ended September 30, 200x, 200x and 200x, BankUnited recognized $x million, $x million and $x million, respectively in mortgage servicing assets. During the same periods, BankUnited amortized $x million, $x million and $x million, respectively of mortgage servicing assets and recognized impairment charges of $xx, $xx, and $xx, respectively.

The fair value of mortgage servicing assets as of September 30, 200x and 200x was $x million and $x million, respectively. Management periodically obtains a valuation of its mortgage servicing assets from an independent third party, which is used by management to evaluate the mortgage servicing assets for impairment. In evaluating the mortgage servicing assets for impairment, management stratifies the servicing assets by product and interest rates, which are the predominant risk characteristics of the loans being serviced. Impairment is currently charged to earnings and reported as a separate item in non-interest income by BankUnited as a direct write-down of the mortgage servicing assets. BankUnited does not currently utilize a valuation allowance for recognizing impairment of its recognized servicing assets.